    Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities
                               Exchange Act of 1934

                  OFI Tremont Market Neutral Hedge Fund (issuer)
                  -------------------------------------

                           SHARES OF BENEFICIAL INTEREST
                          (Title of Class of Securities)

                                     67084L101
                                     ---------
                       (CUSIP Number of Class of Securities)

                              OppenheimerFunds, Inc.
                              Attn: Dina C. Lee, Esq.
                            Two World Financial Center
                          225 Liberty Street, 11th Floor
                                New York, NY 10281
                                  (212) 323-5089

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                    Communications on Behalf of Filing Person)

                                  April 30, 2004
      (Date Tender Offer First Published, Sent or Given to Security Holders)

                             CALCULATION OF FILING FEE

Transaction Valuation: $14,692,936        (a)   Amount of Filing Fee: $1,862
(b)

(a)   Calculated as the estimated aggregate maximum purchase price for twenty-five percent of the Issuer's outstanding shares of beneficial interest based on the estimated total net asset value of the Issuer's outstanding shares of beneficial interest as of March 31, 2003.

(b)   Calculated at .01267% of the Transaction Valuation.

      |_|   Check the box if any part of the fee is offset as provided by Rule
            0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: ____________________________________

      Form or Registration No.: ____________________________________

      Filing Party: ____________________________________

      Date Filed: ____________________________________

      |_|   Check the box if the filing relates solely to preliminary
            communications made before the commencement of a tender offer.

            Check the appropriate boxes below to designate any transactions to which the statement relates:

            |_|   third-party tender offer subject to Rule 14d-1.

            |X|   issuer tender offer subject to Rule 13e-4.

            |_|   going-private transaction subject to Rule 13e-3.

            |_|   amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the
      results of the tender offer: |_|

            This Issuer Tender Offer Statement on Schedule TO relates to an offer by OFI Tremont Market Neutral Hedge Fund, a Massachusetts business trust
      (the "Fund"), to purchase shares of beneficial interest or portions thereof from shareholders of the Fund at their estimated net asset value, upon the terms and subject to the conditions contained in the Offer to Purchase dated April 30, 2004 and the related Letter of Transmittal, which are filed as exhibits to this Schedule TO.

            This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

            The information in the Offer to Purchase and the related Letter of
      Transmittal is incorporated herein by reference in answer to Items 1 through 11 of this Issuer Tender Offer Statement on Schedule TO.

            Reference is made to the following financial statements of the Fund,
which are   incorporated by reference in their entirety for the purpose of filing this Schedule TO:

            Audited financial statements dated March 31, 2003 are included in the
Fund's statement  of additional information dated January 8, 2004, previously furnished to shareholders pursuant  to Rule 30d-1 and filed on EDGAR on Form
N-30D on June 6, 2003; and unaudited semi-      annual financial statements dated
September 30, 2003 and filed on EDGAR on Form N-CSR   on November 26, 2003, are
incorporated herein by reference.

      ITEM 12. EXHIBITS.

      EXHIBIT NO.       DESCRIPTION
      (a)(1)(i)         Form of Letter to Shareholders.

      (a)(1)(ii)        Form of Letter of Transmittal.

      (a)(1)(iii)       Repurchase Offer Terms, including instructions for
                        withdrawal of tender.

      (a)(1)(iv)        Form of letter from the Fund to Shareholders in
                        connection with acceptance of tender of all Shares held
                        by the Shareholder.

      (a)(1)(v)         Form of letter from the Fund to Shareholders in
                        connection with acceptance of tender of portion of Shares
                        held by the Shareholder.

      (a)(1)(vi)        Form of Promissory Note for payment in connection with
                        acceptance of tender of all Shares held by the
                        Shareholder.

      (a)(1)(vii)       Form of Promissory Note for payment in connection with
                        acceptance of tender of portion of Shares held by the
                        Shareholder.

      ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

      Not applicable.

                                     SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 30, 2004                OFI Tremont Market Neutral Hedge Fund

                              By: /s/ Dina C. Lee

                              Name: Dina C. Lee
                                    Assistant Secretary

                                   EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION
-----------       -----------
(a)(1)(i)         Form of Letter to Shareholders.

(a)(1)(ii)        Form of Letter of Transmittal.

(a)(1)(iii)       Repurchase Offer Terms, including instructions for withdrawal of tender.

(a)(1)(iv)        Form of letter from the Fund to Shareholders in connection with acceptance of tender of all Shares held by the Shareholder.

(a)(1)(v)         Form of letter from the Fund to Shareholders in connection with acceptance of tender of portion of Shares held by the Shareholder.

(a)(1)(vi)        Form of Promissory Note for payment in connection with
                  acceptance of tender of all Shares held by the Shareholder.

(a)(1)(vii)       Form of Promissory Note for payment in connection with
                  acceptance of tender of portion of Shares held by the Shareholder.

OFI Tremont Market Neutral Hedge Fund
Two World Financial Center, 225 Liberty Street, New York, New York 10281-1008

                              Repurchase Offer Notice
April 30, 2004

Dear OFI Tremont Market Neutral Hedge Fund Shareholder:

This notice is to inform you about your  Fund's  offer to  repurchase  a portion of its outstanding  Shares and to provide  instructions to Shareholders who would like to tender some or all of their Shares for repurchase by the Fund.  This  repurchase offer is intended to provide  liquidity  to  Shareholders,  because  Shares of your
Fund are not  redeemable  daily for cash nor are they  traded on a stock  exchange.
You can offer some or all of your Fund  Shares for  repurchase  only  during one of the Fund's repurchase offers.

The  repurchase  offer period will begin on May 1, 2004 and end on May 31, 2004. If you wish to sell any of your Fund Shares during this tender  period,  you can do so in one of the following ways:
1.    If your  Shares  are  held in your  own name  (please  refer to your  account statement),  you can  complete  the  attached  Repurchase  Request  Form  and return it to Tremont  Partners,  Inc. by 12:00 Midnight  Eastern time (ET) on
      May 31,  2004.  The Fund  currently  does not  charge  a  processing  fee for handling repurchase requests.
2.    If your  Shares are held for your  retirement  plan by your  retirement  plan trustee,  your  retirement  plan trustee must submit the  repurchase  request for you. They may charge a transaction fee for that service.

Please refer to your Fund  Prospectus and the enclosed  Repurchase  Offer Terms and
Repurchase  Request Form for more  details.  If you are not  interested  in selling any of your Shares at this time,  you do not have to do anything and can  disregard this notice. We will contact you prior to the next repurchase offer.

An Early  Withdrawal  Charge equal to 1.00% of the value of Shares  repurchased  by the Fund  will  apply  if the date as of which  the  Shares  are to be  valued  for purposes of  repurchase  is less than one year  following  the date of your initial investment  in the  Fund.  If  applicable,  the  Early  Withdrawal  Charge  will be deducted before payment of the proceeds of a repurchase.

-----------------------------------------------------------------------------------
All  requests to have  Shares  repurchased  must be  received by Tremont  Partners,
Inc. at its office in Rye,  New York in good order no later than 12:00  Midnight ET
May 31, 2004 (the Repurchase Request Deadline).
-----------------------------------------------------------------------------------

Please  refer  to  the  enclosed  Repurchase  Offer  documents.  If  you  have  any questions,  call  your  financial  advisor  or  broker,  or you  can  call  Tremont
Partners, Inc. at 1.914.925.2951.

Sincerely,
Tremont Partners, Inc.

-----------------------------------------------------------------------------------
                       OFI Tremont Market Neutral Hedge Fund
-----------------------------------------------------------------------------------
                              REPURCHASE REQUEST FORM

To: OFI Tremont Market Neutral Hedge Fund
Please  repurchase the Shares of OFI Tremont  Market Neutral Hedge Fund  designated below on the  Valuation  Date that applies to this  Repurchase  Offer which ends on
May 31, 2004. I understand  that if my  repurchased  Shares are subject to an Early
Withdrawal  Charge,   that  charge  will  be  deducted  from  the  proceeds  of  my repurchased Interest.

Name(s) of Registered Shareholders:             _________________________________
(Please fill in EXACTLY as listed on your Fund statement):
-----------------------------------
                                          -----------------------------------

Your Account Number:                      ___________________________________
(Please fill in EXACTLY as listed on your Fund statement):

Your Daytime Telephone Number:                  (_____)  _____ -
---------------------
                                           Area Code        Number

Your E-mail Address:                            ________________________________

Shares Tendered for Repurchase:
(Please fill in ALL applicable information)
|_|   Full Tender             Please tender all of my Shares.
|_|   Partial Tender    Please tender all but $____________ of my Shares
                        (Please Note: A $500,000 minimum balance must be retained)
|_|   Dollar Amount     Please repurchase enough of my Shares so that I will
                        receive $____________.
                        (If an Early Withdrawal Charge applies, enough of my
                        Shares will be repurchased, subject to pro-ration, to
                        provide the net proceeds requested. Please Note: A
                        $500,000 minimum balance must be retained

Payment and Delivery Instructions:
Proceeds of repurchased Shares will be wired to you per the wire instructions you
provide below.   Your signature(s) on this form must be guaranteed per the
instructions on the reverse side.    A confirming e-mail will be sent to you when
the proceeds of the repurchased shares are wired.

Wiring Instructions:          Bank Name:_________________________________
                              ABA #:  ____________________________________
                              Account Name: ______________________________
                              Account # ___________________________________
                              For Further Credit to: __________________________

Please assure that you sign this form on the reverse side!

Please sign below and note the following important points:
o     Your signature(s) below MUST CORRESPOND EXACTLY with the names(s) in which your Shares are registered.
o     If the Shares are held by two or more joint holders, ALL SHAREHOLDERS MUST
            SIGN BELOW.
o     If the Shares are held in a First Trust IRA or 403(b)(7) account, you must have First Trust submit the request on your behalf.
o     If the Shares are held in the name of a trustee, executor, guardian, attorney-in-fact, corporation, partnership or other representative capacity, include the name of the owner, sign using your title and submit evidence of your authority in a form satisfactory to Tremont
            Partners Inc.

ALL signatures must be guaranteed by one of the following: U.S. bank, trust company, credit union or savings association, or by a foreign bank that has a
U.S. correspondent bank, or by a U.S. registered dealer or broker in securities, municipal securities, or government securities, or by a U.S. national securities exchange, a registered securities association or a clearing agency.

Date:________________________                         Signatures(s) of owner(s)
                                                exactly as Shares are registered:
SIGNATURE(s) GUARANTEED BY:

--------------------------                         ------------------------------
      (Signature)                                  (Signature of Owner)

                                                   ----------------------------
---------------------------------
      (Name)   (Title)                             (Signature of Joint Owner)

If you have any questions about this form, call Tremont Partners, Inc.
1.914.925.2951.

This form must be RECEIVED by Tremont Partners, Inc. by 12:00 Midnight ET May 31,
2004 (the Repurchase Request Deadline), if you want to sell some or all of your account of the OFI Tremont Market Neutral Hedge Fund.  Repurchase Requests
received by Tremont Partners, Inc. cannot be revoked after the Repurchase Request
Deadline.

          ------------------------------------------------------

          Send this form by regular mail, express mail or
          -----------------------------------------------
          overnight courier to:
          ---------------------

          Tremont Partners, Inc.
          c/o OFI Tremont Institutional Hedge Fund Series
          Corporate Center at Rye
          555 Theodore Fremd Avenue
          Rye, NY   10580
          ------------------------------------------------------

-----------------------------------------------------------------------------------
                       OFI Tremont Market Neutral Hedge Fund
-----------------------------------------------------------------------------------
                              REPURCHASE OFFER TERMS
-----------------------------------------------------------------------------------
                                  April 30, 2004
-----------------------------------------------------------------------------------

1.    The Offer. OFI Tremont Market Neutral Fund, LLC (the "Fund') is offering to repurchase for cash up to  twenty-five percent (25%) of the aggregate of its shares of beneficial interest ("Shares") at a price equal to the net asset value ("NAV" or "Net Asset Value") as of 12:00 Midnight ET on the Valuation
   Date (defined below) upon the terms and conditions set forth in this Offer, the Repurchase Offer Notice, the Fund's Prospectus, and the related Repurchase
   Request Form. Together those documents constitute the "Repurchase Offer."  The purpose of the Repurchase Offer is to provide liquidity to Shareholders of the
   Fund.  Any shares repurchased will be reissued for such consideration and on such terms as the Trustees may determine.  The offer is not conditioned upon the tender for repurchase of any minimum amount of shares.
   Notwithstanding anything herein to the contrary, the Board of Trustees, in its discretion, may at the election of the shareholder pay any portion of the repurchase price in marketable Securities (or any combination of marketable
   Securities and cash having a value, determined as of the date of repurchase, equal to the amount to be repurchased.

2.    Repurchase Request Deadline - How to Submit Requests.  All tenders of
   Shares for repurchase must be received in proper form (as specified in this
   Repurchase Offer) by Tremont Partners, Inc. at its office in Rye, New York on or before 12:00 Midnight ET on May 31, 2004. Repurchase Requests submitted to
   Tremont Partners, Inc. in writing must be sent to the address specified in the
   Repurchase Request Form.

3.    Valuation Date.  Investors should realize that the value of the Shares tendered in this Offer likely will change between April 30, 2004 (the last time net asset value will have been calculated before the start of this offer)
   and February 29, 2004 (the next time net asset value will be calculated) and
   June 30, 2004 (the Valuation Date), when the value of the Shares tendered to the Fund will be determined for purposes of calculating the purchase price of such Shares. The Fund's net asset value per share as of the four most recent monthly calculations is as follows:

   December 31, 2003          $951.61
   January 31, 2004           $962.00
   February 29, 2004          $966.80
   March 31, 2004             $975.00

4.    Net Asset Values; Financial Statements. You must determine whether to tender your Shares prior to the Repurchase Request Deadline, but the Net Asset
   Value at which the Fund will repurchase Shares will not be calculated until the Valuation Date. The Net Asset Value can fluctuate and may fluctuate between the date you submit your Repurchase Request and the Repurchase Request
   Deadline and the Valuation Date.  The Net Asset Values on the Repurchase
   Request Deadline and the Valuation Date could be higher or lower than on the date you submit a Repurchase Request.

   The Fund's annual and semi-annual financial statements dated March 31, 2003 and September 30, 2003, respectively, which have been previously sent to
   Shareholders are incorporated herein by reference.

5.    Payment for Repurchased Interest. If all Shares of a Shareholder are
   repurchased, the Shareholder  will receive an initial payment equal to 95% of the estimated value of the Shares and the balance due will be determined and paid promptly after completion of the Fund's audit and be subject to audit adjustment. The total amount that a Shareholder may expect to receive on the repurchase of the Shareholder's Shares (or portion thereof) will be the value of the Shareholder's Shares (or portion thereof being repurchased) determined on the Valuation Date and based on the net asset value of the Fund's assets as of that date, and less the Early Withdrawal Charge, if applicable. This amount will be subject to adjustment upon completion of the annual audit of the
   Fund's financial statements for the fiscal year in which the repurchase is effected (which it is expected will be completed within 60 days after the end of each fiscal year).

   Payment of the purchase price for Shares (or portion thereof) shall consist of: (i) cash or a promissory note, which need not bear interest, in an amount equal to such percentage, as may be determined by the Board of Trustees, of the estimated unaudited net asset value of the Shares (or portion thereof)
   repurchased by the Fund determined as of the date of such repurchase (the
   "Initial Payment"); and, if determined to be appropriate by the Board of
   Trustees or if the Initial Payment is less than 100% of the estimated unaudited net asset value, (ii) a promissory note entitling the holder thereof to a contingent payment equal to the excess, if any, of (x) the net asset value of the Shares (or portion thereof) repurchased by the Fund as of the date of such repurchase, determined based on the audited financial statements of the Fund for the Fiscal Year in which such repurchase was effective, over
   (y) the Initial Payment.

   Notwithstanding anything in the foregoing to the contrary, the Board of
   Trustees, in its discretion, may at the election of the shareholder pay any portion of the repurchase price in marketable Securities (or any combination of marketable Securities and cash) having a value, determined as of the date of repurchase, equal to the amount to be repurchased.  The Fund does not expect to distribute securities in-kind except in unusual circumstances, such as in the unlikely event that the Fund does not have sufficient cash to pay for Shares that are repurchased or if making a cash payment would result in a material adverse effect on the Fund or on Shareholders not tendering Shares
   for repurchase.   Any promissory note given to satisfy the Initial Payment
   shall be due and payable not more than 45 days after the date of repurchase
   ("Valuation Date") or, if the Fund has requested withdrawal of its capital from any Portfolio Funds in order to fund the repurchase of Shares, 10 business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such Portfolio Funds.

6.    Increase in Amount of Interest Repurchased; Pro Rata Repurchases.  If
   Shareholders tender for repurchase more outstanding Shares than the Fund is offering to repurchase during the offering period, the Fund may, in the discretion of the Board of Trustees (but is not obligated to) increase the outstanding Shares that the Fund is offering to purchase by up to two percent
   (2%) on the Repurchase Request Deadline. The Fund may increase the outstanding
   Shares to be repurchased or the Fund may decide not to do so. In either case, if the outstanding Shares tendered for repurchase exceeds the amount that the
   Fund is offering to repurchase, the Fund will repurchase only a pro rata portion of the Shares tendered by each Shareholder. There can be no assurance that the Fund will be able to repurchase all the Shares that you tender even if you tender all the Shares  that you own. In the event of an oversubscribed
   Repurchase Offer, you may be unable to liquidate some or all of your Shares at
   Net Asset Value. You may have to wait until a subsequent repurchase offer to tender the Shares that the Fund was unable to repurchase, and you would be subject to the risk of Net Asset Value fluctuations during that time.

   In addition, a Shareholder who tenders for repurchase only a portion of his
   Shares will be required to maintain a minimum capital account balance of
   $500,000. The Fund maintains the right to reduce the portion of Shares to be repurchased from a Shareholder so that the required minimum balance is maintained.  The Fund will promptly notify the Shareholder if his tender of a portion of his Shares for repurchase would reduce his account balance to less than $500,000.

   The Fund may redeem all or part of a Shareholder's Shares if, among other reasons, the Adviser determines that it would be in the best interests of the
   Fund to do so. The Fund reserves the right to reduce that portion of the
   Shares to be purchased from a Shareholder to maintain the Shareholder's account balance at $500,000 if a Shareholder tenders a portion of his Shares and the repurchase of that portion would cause the Shareholder's account balance to fall below this required minimum.

7.    Withdrawal of Tender of Interest for Repurchase.  Shares tendered pursuant to the Repurchase Offer may be withdrawn or you may change the amount of
   Shares tendered for Repurchase at any time prior to 12:00 Midnight ET on May
   31, 2004 (the Repurchase Request Deadline). You must send a written notice to
   Tremont Partners, Inc. at the address specified in this Repurchase Request
   Form or the Prospectus, and Tremont Partners, Inc. must receive it before the
   Repurchase Request Deadline.   Notwithstanding the foregoing, the Fund shall
   permit you to withdraw your tender offer if the Fund has not yet accepted your tender for payment, after the expiration of 40 business days from the commencement of the tender offer.

8.    Suspension or Postponement of Repurchase Offer. The Board of Trustees of
   the Fund may suspend or postpone this Repurchase Offer only by a majority vote of the Trustees (including a majority of the disinterested Trustees) and only:

         (A) for any period during which The New York Stock Exchange or any market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted;

         (B) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the
         Fund fairly to determine the value of its net assets; or

         (C) for such other periods as the Securities and Exchange Commission may order for the protection of Shareholders of the Fund.

9.    Tax Consequences. A Shareholder that tenders all his Shares will generally have a taxable event when the Shares are repurchased. Gain, if any, will be recognized by a tendering Shareholder only as and after the total proceeds received by the Shareholder exceed the Shareholder's adjusted tax basis in the
   Shares. A loss, if any, will be recognized only after the Shareholder has received full payment under the promissory note that will be given to the
   Shareholder prior to the Fund's payment of the repurchase amount.

   Shareholders should consult their tax advisers regarding the specific tax consequences, including state and local tax consequences, of a repurchase of their Shares. Special tax rules apply to Shares repurchased from retirement plan accounts.

10.   Early Withdrawal Charges: The Fund does not charge a special handling or processing fee for repurchases. However, if you tender for repurchase Shares that are subject to Early Withdrawal Charges as described in the Fund's
   Prospectus, and if those Shares are repurchased by the Fund, the applicable
   Early Withdrawal Charge will be deducted from the proceeds of the repurchase of your Shares. If you ask the Fund to repurchase a specific dollar amount of your Shares, and if the Shares are subject to Early Withdrawal charges, then
   (assuming your request is not subject to pro-ration) the Fund will repurchase an amount sufficient to pay the net proceeds you have requested and enough additional Shares to pay the applicable Early Withdrawal Charge.

11.   Proper Form of Repurchase Request Documents:  All questions as to the validity, form, eligibility (including, for example, the time of receipt) and acceptance of repurchase requests will be determined by the Fund, in its sole discretion, and that determination will be final and binding. The Fund reserves the right to reject any and all tenders of repurchase requests for
   Shares determined not to be in the proper form, or to refuse to accept for repurchase any Shares if, in the opinion of counsel to the Fund, paying for such Shares would be unlawful. The Fund also reserves the absolute right to waive any of the conditions of this Offer or any defect in any tender of
   Shares, whether in general or with respect to any particular Shares or
   Shareholders. The Fund's interpretations of the terms and conditions of this
   Repurchase Offer shall be final and binding. Unless waived, any defects or irregularities in connection with repurchase requests must be cured within the times as the Fund shall determine. Tenders of Shares will not be deemed to have been made until all defects or irregularities have been cured or waived.

   Neither the Fund, Tremont Partners, Inc., OFI Institutional Asset Management,
   Inc. (the Fund's investment advisor) nor OppenheimerFunds Distributor, Inc.
   (the Fund's Distributor) nor any other person is or will be obligated to give notice of any defects or irregularities in repurchase requests tendered, nor shall any of them incur any liability for failure to give any such notice.

   Neither the Fund nor its Board of Trustees make any recommendation to any
   Shareholder whether to tender or refrain from tendering Shares. Each
   Shareholder must make an independent decision whether to tender Shares and, if so, how many Shares to tender.

   No person has been authorized to make any recommendation on behalf of the Fund whether Shareholders should tender pursuant to this Repurchase Offer. No person has been authorized to give any information or to make any representations in connection with this Repurchase Offer other than those contained in this Repurchase Offer or in the Fund's Prospectus and Statement
   of Additional Information. If given or made, any such recommendations and such information must not be relied upon as having been authorized by the Fund, its investment advisor, the Distributor or OppenheimerFunds Services.

   For the Fund's current net asset values and other information about this
   Repurchase Offer, or for a copy of the Fund's Prospectus, call Tremont
   Partners, Inc. at 1.914.925.2951 or contact your financial advisor.

   Dated:  April 30, 2004

   Tremont Partners, Inc.

Date: __________

Dear Shareholder:

OFI Tremont  Market  Neutral  Hedge Fund (the "Fund") has received and accepted for purchase your tender of your Shares in the Fund.

   Because you have  tendered and the Fund has  purchased  your entire  investment, you have been paid a note (the  "Note")  entitling  you to  receive  an  initial payment of 95% of the  estimated  repurchase  price based on the  unaudited  net asset  value of the Fund as of June  30,  2004  (the  "Valuation  Date"),  after subtraction  of any  applicable  1.00% Early  Withdrawal  Charge that applies if the  date  as of  which  the  Shares  are  to be  valued  for  purposes  of  the repurchase is less than one year  following the date of your initial  investment in the Fund,  in accordance  with the terms of the  Repurchase  Offer.  You will receive  an  initial  payment  in this  amount  via wire or  check,  as per your instructions  on your  Repurchase  Request Form. In accordance with the terms of the  Repurchase  Offer,  payment  will be made  within 45 days of the  Valuation
   Date  unless  the  Fund has  requested  a  withdrawal  of its  capital  from any
   Portfolio  Fund(s)  in order to fund the  repurchase  of  Shares,  in which case payment  will be made ten  business  days after the Fund has  received  at least
   90% of the aggregate amount withdrawn by the Fund from such Portfolio Funds.

The terms of the Note provide that a contingent  payment  representing  the balance of the purchase  price,  if any, will be paid to you promptly  after the completion of the  Fund's  March 31,  2005  fiscal  year-end  audit and is  subject  to fiscal year-end  audit  adjustment.  This amount will be paid to you via wire, as per your
instructions  on  your  Repurchase   Request  Form.  We  expect  the  audit  to  be
completed by the end of May 2005.

   The Note is held by Tremont  Partners,  Inc.  on your behalf for your safety and convenience.  Once  payment  has been made to you in full under the terms of the
   Note, the Note will be cancelled.

Should you have any  questions,  please call your financial  advisor or broker,  or you can call Tremont Partners, Inc. at 1.914.925.2951.

Sincerely,
Tremont Partners, Inc.

Date: _____________

Dear Shareholder:

OFI Tremont  Market  Neutral  Hedge Fund (the "Fund") has received and accepted for purchase your tender of a portion of your Shares in the Fund.

   Because  you  have  tendered  and the  Fund  has  purchased  a  portion  of your investment,  you have been paid a note (the  "Note")  entitling  you to  receive payment of 100% of the  estimated  repurchase  price based on the  unaudited net asset  value of the Fund as of June  30,  2004  (the  "Valuation  Date"),  after subtraction  of the 1.00% Early  Withdrawal  Charge that  applies if the date as of which the Shares  are to be valued for  purposes  of the  repurchase  is less than one year  following  the date of your initial  investment  in the Fund,  in accordance  with the terms of the Repurchase  Offer.  You will receive a payment in this amount via wire or check,  as per your  instructions  on your Repurchase
   Request Form.  In accordance  with the terms of the  Repurchase  Offer,  payment will  be made  within  45  days  of the  Valuation  Date  unless  the  Fund  has requested a  withdrawal  of its  capital  from any  Portfolio  Funds in order to fund the  repurchase of Shares,  in which case payment will be made ten business days  after  the  Fund  has  received  at  least  90%  of the  aggregate  amount withdrawn by the Fund from such Portfolio Funds.

   The Note is held by Tremont  Partners,  Inc.  on your behalf for your safety and convenience.  Once  payment  has been made to you in full under the terms of the
   Note, the Note will be cancelled.

You remain a member of the Fund with  respect to the  portion of your shares in the
Fund that you did not tender.

Should you have any  questions,  please call your financial  advisor or broker,  or you can call Tremont Partners, Inc. at 1.914.925.2951.

Sincerely,
Tremont Partners, Inc.

                                  PROMISSORY NOTE

   Pursuant to the Offer to Purchase  (the  "Repurchase  Offer") up to  twenty-five percent (25%) of the aggregate of its shares of beneficial  interest  ("Shares")
   at a price  equal to the net asset  value on the  Valuation  Date upon the terms and  conditions  set for in the  Repurchase  Offer,  OFI Tremont  Market Neutral
   Hedge Fund hereby  promises to pay in cash,  in the manner set forth  below,  to the person  identified  below as the payee (the  "Payee") an amount equal to the estimated  net  asset  value  of  the  Shares  tendered,  determined  as of  the
   Valuation Date in accordance with the asset valuation policy of the Fund.

This note  entitles the Payee to receive an initial  payment,  valued in accordance with the terms of the  Repurchase  Offer,  equal to at least  95% of the  estimated value of the  Shares  (the  "Initial  Payment")  which will be paid to the payee in the form of a wire  within  45 days  after  the  Valuation  Date,  unless  Fund has requested a withdrawal of its capital from any  Portfolio  Fund(s) in order to fund the  repurchase  of Shares,  in which case payment  will be made ten business  days after the Fund has received at least 90% of the aggregate  amount  withdrawn by the
Fund  from  such  Portfolio  Fund(s).  An Early  Withdrawal  Charge of 1.00% of the
value of Shares (or  portion of Shares)  repurchased  by the Fund will apply if the date as of which the  Shares is to be valued for  purposes  of  repurchase  is less than one year  following  the date of the Payee's  initial  investment in the Fund.
If applicable,  the Early Withdrawal  Charge will be deducted before payment of the proceeds of a repurchase.

This note also entitles the Payee to a contingent  payment equal to the excess,  if any, of (x) the net asset value of the Shares (or portion  thereof)  repurchased by the  Fund as of the  date of  such  repurchase,  determined  based  on the  audited financial  statements of the Fund for the Fiscal Year in which such  repurchase was effective  over  (y)  the  Initial  Payment.  The  contingent  payment  is  payable promptly after the completion of the audit of the Fund's  financial  statements for fiscal year ending March 31, 2005.

Both  the  initial  and  contingent  payments  hereunder  shall  be paid  in  cash, provided,  however, that if the Fund's Board of Trustees determines that payment of
           -------
all or a portion of the purchase price by a distribution  of marketable  securities is  necessary to avoid or mitigate any adverse  effect of the  Repurchase  Offer on the  remaining  shareholders  of the  Fund,  then  such  payment  shall  be made by distributing  such  marketable  securities,  all as  more  fully  described  in the
Repurchase Offer.

Both the initial and  contingent  payment of this note shall be made by wire to the
Payee, as per the Payee's instruction on the Repurchase Request Form.

This note may not be pledged, assigned or otherwise transferred by the Payee.
This note shall be  construed  according  to and  governed by the laws of the State of New York without giving effect to the conflict of laws principles thereof.

Any  capitalized  term used  herein but not defined  herein  shall have the meaning ascribed to it in the Repurchase Offer.

Payee: _______________________
                                         OFI Tremont Market Neutral Hedge Fund

                                         By: _______________________________

                                  PROMISSORY NOTE

   Pursuant to the Offer to Purchase  (the  "Repurchase  Offer") up to  twenty-five percent (25%) of the aggregate of its shares beneficial  interest  ("Shares") at a price  equal to the net asset value on the  Valuation  Date upon the terms and conditions  set for in the  Repurchase  Offer,  OFI Tremont Market Neutral Hedge
   Fund  hereby  promises  to pay in cash,  in the manner set forth  below,  to the person  identified  below as the payee  (the  "Payee")  an  amount  equal to the estimated  net  asset  value  of  the  Shares  tendered,  determined  as of  the
   Valuation Date in accordance with the asset valuation policy of the Fund.

This note entitles the Payee to receive a payment,  valued in  accordance  with the terms of the  Repurchase  Offer,  equal to at least 100% of the estimated  value of the Shares (the "Initial  Payment")  which will be paid to the payee in the form of a check  or  wire  within  45 days  after  the  Valuation  Date,  unless  Fund  has requested a withdrawal of its capital from any  Portfolio  Fund(s) in order to fund the  repurchase  of Shares,  in which case payment  will be made ten business  days after the Fund has received at least 90% of the aggregate  amount  withdrawn by the
Fund  from  such  Portfolio  Fund(s).  An Early  Withdrawal  Charge of 1.00% of the
value of Shares (or  portion of Shares)  repurchased  by the Fund will apply if the date as of which the Shares are to be valued for  purposes  of  repurchase  is less than one year  following  the date of the Payee's  initial  investment in the Fund.
If applicable,  the Early Withdrawal  Charge will be deducted before payment of the proceeds of a repurchase.

The  payment  hereunder  shall  be paid in  cash,  provided,  however,  that if the
                                                   --------   -------
Fund's  Board of  Trustees  determines  that  payment  of all or a  portion  of the purchase  price by a  distribution  of marketable  securities is necessary to avoid or mitigate any adverse  effect of the  Repurchase  Offer on the remaining  members of the Fund,  then  such  payment  shall be made by  distributing  such  marketable securities, all as more fully described in the Repurchase Offer.

The  payment of this note shall be made by wire to the  Payee,  as per the  Payee's instruction on the Repurchase Request Form.

This note may not be pledged, assigned or otherwise transferred by the Payee.
This note shall be  construed  according  to and  governed by the laws of the State of New York without giving effect to the conflict of laws principles thereof.

Any  capitalized  term used  herein but not defined  herein  shall have the meaning ascribed to it in the Repurchase Offer.

Payee: _______________________

                                         OFI Tremont Market Neutral Hedge Fund

                                              By: _______________________________